As filed with the Securities and Exchange Commission on December 8, 2003 Reg. No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               eMagin Corporation

             (Exact name of registrant as specified in its charter)



         Delaware                                             56-1764501
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                               identification No.)


                2070 Route 52, Hopewell Junction, New York 12533
               (Address of principal executive offices) (Zip Code)

                2003 STOCK OPTION PLAN and COMPENSATION AGREEMENT
                               (full time of plan)

                              Gary Jones, President
                                  2070 Route 52
                        Hopewell Junction, New York 12533
                     (Name and address of agent for service)

                                 (845) 892-1900
          (Telephone number, including area code, of agent for service)



                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
                        Proposed maximum      Proposed maximum
                        Amount to be          offering price       Aggregate offering    Amount of
Title of securities     Registered            per share*           Price                 Registration fee to be registered
----------------------- --------------------- -------------------- --------------------- -----------
Common Stock                     9,250,000           $1.52            $14,060,000        $1,137.46
($.001 par value)
----------------------- --------------------- -------------------- --------------------- -----------

* Computed pursuant to Rule 457(c) of the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and not as a representation as to any actual proposed price. The offering price per share, maximum aggregate offering price and registration fee is based upon the average of the high and the low price on the American Stock Exchange on December 5, 2003.

EXPLANATORY NOTE

     This registration statement on Form S-8 relates to the issuance of up to 9,200,000 shares of common stock, underlying options, to various employees, non-employee directors and consultants, of which 5,855,244 options were issued to officers and directors, and approved by shareholders, in 2003. Of these options, 4,523,879 were granted in 2002 and issued into the 2003 Employee Stock Option Plan.

WITH THE EXECPTION OF 115,000, ALL OF THESE OPTIONS WERE PREVIOUSLY REPORTED IN PRIOR QUARTERS.

     In addition, this registration statement on Form S-8 relates to the issuance of up to 50,000 shares of common stock to a consultant.

     The prospectus filed as part of this registration statement has been prepared in accordance with the requirements of Form S-3 and may be used for reofferings and resales of registered shares of common stock, which will be issued upon the exercise of the above-referenced 5,855,244 options held by officers and directors.

Prospectus
                               eMAGIN CORPORATION

                        5,855,244 SHARES OF COMMON STOCK

                             issued pursuant to the

                             2003 Stock Option Plan


     This prospectus relates to the sale of up to 5,855,244 shares of common stock of eMagin Corporation offered by our officers and directors and acquired upon the exercise of options issued to such persons pursuant to our 2003 Stock Option Plan. The shares may be offered by the selling stockholders from time to time in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution." We will not receive any of the proceeds from the sale of the shares by the selling stockholders. Each of the selling stockholders may be deemed to be an "underwriter," as such term is defined in the Securities Act of 1933.

     Our common stock trades on The American Stock Exchange under the symbol "EMA." On December 1, 2003, the closing sale price of the common stock was $1.44 per share. The securities offered hereby are speculative and involve a high degree of risk and substantial dilution. Only investors who can bear the risk of loss of their entire investment should invest. See "Risk Factors" beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                The date of this prospectus is December 8, 2003.

                                TABLE OF CONTENTS
                                                                                                 Page
Prospectus Summary                                                                                 5
Risk Factors                                                                                       6
Selling Stockholders                                                                              10
Plan of Distribution                                                                              12
Interests of Named Experts and Counsel                                                            13
Incorporation of Certain Documents by Reference                                                   13
Disclosure of Commission Position on Indemnification For Securities Act Liabilities               13
Available Information                                                                             14

                               Prospectus Summary

Overview

     We design and manufacture miniature display modules, which we refer to as OLED-on-silicon-microdisplays, primarily for incorporation into the products of other manufacturers. Microdisplays are typically smaller than a postage stamp, but when viewed through a magnifier they can contain all of the information appearing on a high-resolution personal computer screen. Our microdisplays use organic light emitting diodes, or OLEDs, which emit light themselves when a current is passed through the device. Our technology permits OLEDs to be coated onto silicon chips to produce high resolution OLED-on-silicon microdisplays.

     We believe that our OLED-on-silicon microdisplays offer a number of advantages in near to the eye applications over other current microdisplay technologies, including lower power requirements, less weight, fast video speed without flicker, and wider viewing angles. In addition, many computer and video electronic system functions can be built directly into the OLED-on-silicon microdisplay, resulting in compact systems with lower expected overall system costs relative to alternate microdisplay technologies.

     Since our inception in 1996, we derived substantially all of our revenues from fees paid to us under research and development contracts, primarily with the U.S. federal government. We have devoted significant resources to the development and commercial launch of our products. We commenced limited initial sales of our SVGA+ microdisplay in May 2001 and commenced shipping samples of our SVGA-3D microdisplay in February 2002. As of September 30, 2003, we had recognized an aggregate of approximately $3.4 million from sales of our products, and have a backlog of more than $27 million in products ordered for delivery through 2005. These products are being applied or considered for near-eye and headset applications in products such as entertainment and gaming headsets, handheld Internet and telecommunication appliances, viewfinders, and wearable computers to be manufactured by original equipment manufacturer (OEM) customers. We have also shipped a limited number of prototypes of our eGlass II Head-wearable Display systems. In addition to marketing OLED-on-silicon microdisplays as components, we also offer microdisplays as an integrated package, which we call Microviewer that includes a compact lens for viewing the microdisplay and electronic interfaces to convert the signal from our customer's product into a viewable image on the microdisplay. Through our wholly owned subsidiary, Virtual Vision, Inc., we are also developing head-wearable displays that incorporate our Microviewer.

     We license our core OLED technology from Eastman Kodak and we have developed our own technology to create high performance OLED-on-silicon microdisplays and related optical systems. We believe our technology licensing agreement with Eastman Kodak, coupled with our own intellectual property portfolio, gives us a leadership position in OLED and OLED-on-silicon microdisplay technology. We are the only company to demonstrate publicly and market full-color OLED-on-silicon microdisplays.

     Our principal offices are located at 2070 Route 52, Hopewell Junction, New York 12533, and our telephone number is (845) 892-1900. We are a Delaware corporation.


This Offering

Shares of common stock outstanding prior to this offering........................42,343,583 as of December 1, 2003

Shares offered in this prospectus.....................................................................   5,855,244

Total shares outstanding after this offering.......................................................... 48,198,827*

Use of proceeds.................      We will not receive any proceeds from the sale of the shares of common stock offered in this prospectus.

Does not include the following:

o        3,135,540 shares underlying option plans;
o        10,107,207 shares underlying convertible securities
o        12,626,911 shares underlying warrants

Risk Factors

     Investment in our common stock involves a high degree of risk. You should consider the following discussion of risks as well as other information in this prospectus. The risks and uncertainties described below are not the only ones. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline.

     Except for historical information, the information contained in our SEC prospectuses are "forward-looking" statements about our expected future business and performance. Our actual operating results and financial performance may prove to be very different from what we might have predicted as of the date of this prospectus.

Risks Related To Our Financial Results

If we cannot operate as a going concern, our stock price will decline and you may lose your entire investment. Our auditors included an explanatory paragraph in their report on our financial statements for the year ended December 31, 2002 which states that, due to recurring losses from operations since inception of the Company, there is substantial doubt about our ability to continue as a going concern. Our financial statements for the three months ended September 30, 2003 do not include any adjustments that might result from our inability to continue as a going concern. These adjustments could include additional liabilities and the impairment of certain assets. If we had adjusted our financial statements for these uncertainties, our operating results and financial condition would have been materially and adversely affected.

If we do not obtain additional cash to operate our business, we may not be able to execute our business plan and may not achieve profitability. In the event that cash flow from operations is less than anticipated and we are unable to secure additional funding to cover these added losses, in order to preserve cash, we would be required to further reduce expenditures and effect further reductions in our corporate infrastructure, either of which could have a material adverse effect on our ability to continue our current level of operations. To the extent that operating expenses increase or we need additional funds to make acquisitions, develop new technologies or acquire strategic assets, the need for additional funding may be accelerated and there can be no assurances that any such additional funding can be obtained on terms acceptable to us, if at all. If we are not able to generate sufficient capital, either from operations or through additional financing, to fund our current operations, we may not be able to continue as a going concern. If we are unable to continue as a going concern, we may be forced to significantly reduce or cease our current operations. This could significantly reduce the value of our securities, which could result in our de-listing from the American Stock Exchange and cause investment losses for our shareholders.

The financing commitments provided in April 2003 substantially improves our probability of success, but there is no guarantee that any additional expenses or delays may not adversely effect our cash requirements beyond that provided by the recent financing. Any significant delay in revenue or increased expense could result in the default of the secured note agreement, which could result in a significant or total loss of any unsecured investments in eMagin.

We may not be able to satisfy The American Stock Exchange's (the "Exchange") continued listing requirements. To maintain the listing of our common stock on the Exchange, we are required to meet certain continued listing requirements, including, but not limited to, the requirement that our common stock not sell for a substantial period of time at a low price per share, the requirement that we maintain a minimum of $2 million in shareholder equity. In its review of whether a share price is too low or whether a reverse split is appropriate, the Exchange will consider all pertinent factors, including market conditions in general, the number of shares outstanding, plans which may have been formulated by management, applicable regulations of the state of incorporation or of any governmental agency having jurisdiction over eMagin, and the relationship to other Exchange policies regarding continued listing. If the Exchange were to determine that our share price is too low and that we should reverse split our shares but we were unable to comply for any reason, our common stock may be delisted from the Exchange. Delisting of our common stock could materially adversely affect the market price, the market liquidity of our common stock and our ability to raise necessary capital. Moreover, it would likely be more difficult to trade in or to obtain accurate quotations as to the market price of our common stock. If the Exchange were to determine that we were filing to satisfy the minimum shareholder equity standards, then we may be required to establish a plan to increase the shareholder equity to over $2 million. The financing that we completed in April 2003 was debt based, and did not directly increase shareholder equity. However, shareholder equity did improve through the related conversion of other debt to stock and through negotiated write-downs of debt. Nevertheless, there will still be a substantial gap remaining that may increase in subsequent quarters before it begins to improve. If this additional equity cannot be accomplished through operations, then it may be done through the sale of equity, which could result in additional dilution to existing shareholders. The failure to satisfy any Exchange concerns regarding the minimum equity standards could result in a delisting of our common stock from the Exchange.

The AMEX staff notified us in June 2003 that we have fallen below Section 1003(a)(i) of the AMEX Company Guide for having shareholders' equity of less than $2,000,000 and losses from continuing operations and/or net losses in two out of the three most recent fiscal years. We were afforded the opportunity to submit a plan of compliance to the AMEX and presented its plan to the AMEX in July 2003. On September 9, 2003, we received notice from the staff of the AMEX that the AMEX had accepted our plan to regain compliance with AMEX's continued listing standards and granted us an extension until December 4, 2004 to regain compliance with those standards.

We will be subject to periodic review by the AMEX staff during the extension period. During this time, we must make progress consistent with the terms of the plan or maintain compliance with the continued listing standards. Other as yet unidentified issues may arise that could adversely affect the financial or the potential listing status of the company.

We have a history of losses since our inception and expect to incur losses for the foreseeable future. Accumulated losses excluding non-cash transactions as of September 30, 2003, were $32.5 million and acquisition related non-cash transactions were $101.9 million, which resulted in an accumulated net loss of $134.4 million, the majority of which was related to the March 2000 merger and its subsequent write-down of its goodwill. The non-cash losses were dominated by the amortization and write-down of goodwill and purchased intangibles and write-down of acquired in process research and development related to the March 2000 acquisition, and also included some non-cash stock-based compensation. We have not yet achieved profitability and we can give no assurances that we will achieve profitability within the foreseeable future as we fund operating and capital expenditures in areas such as establishment and expansion of markets, sales and marketing, operating equipment and research and development. We cannot assure investors that we will ever achieve or sustain profitability or that our operating losses will not increase in the future. We were previously primarily dependent on U.S. government contracts. The majority of our revenues to date have been derived from research and development contracts with the U.S. federal government. We cannot continue to rely on such contracts for revenue. We plan to submit proposals for additional development contract funding; however, funding is subject to legislative authorization and even if funds are appropriated such funds may be withdrawn based on changes in government priorities. No assurances can be given that we will be successful in obtaining new government contracts. Our inability to obtain revenues from government contracts could have a material adverse effect on our results of long-term operations, unless substantial product or non-government contract revenue offsets any lack of government contract revenue, unless substantial product or non-government contract revenue offsets any lack of government contract revenue.

Risks Related To Our Intellectual Property

We rely on our license agreement with Eastman Kodak for the development of our products, and the termination of this license, Eastman Kodak's licensing of its OLED technology to others for microdisplay applications, or the sublicensing by Eastman Kodak of our OLED technology to third parties, could have a material adverse impact on our business. Our principal products under development utilize OLED technology that we license from Eastman Kodak. We rely upon Eastman Kodak to protect and enforce key patents held by Eastman Kodak, relating to OLED display technology. Eastman Kodak's patents expire at various times in the future. Our license with Eastman Kodak could terminate if we fail to perform any material term or covenant under the license agreement. Since our license from Eastman Kodak is non-exclusive, Eastman Kodak could also elect to become a competitor itself or to license OLED technology for microdisplay applications to others who have the potential to compete with us. The occurrence of any of these events could have a material adverse impact on our business.

We may not be successful in protecting our intellectual property and proprietary rights. We rely on a combination of patents, trade secret protection, licensing agreements and other arrangements to establish and protect our proprietary technologies. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results. Patents may not be issued for our current patent applications, third parties may challenge, invalidate or circumvent any patent issued to us, unauthorized parties could obtain and use information that we regard as proprietary despite our efforts to protect our proprietary rights, rights granted under patents issued to us may not afford us any competitive advantage, others may independently develop similar technology or design around our patents, our technology may be available to licensees of Eastman Kodak, and protection of our intellectual property rights may be limited in certain foreign countries. We may be required to expend significant resources to monitor and police our intellectual property rights. Any future infringement or other claims or prosecutions related to our intellectual property could have a material adverse effect on our business. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. Protection of intellectual property has historically been a large yearly expense for eMagin. We have not been in a financial position to properly protect all of our intellectual property, and may not be in a position to properly protect our position or stay ahead of competition in new research and the protecting of the resulting intellectual property.

Risks Related To the Microdisplay Industry

The commercial success of the microdisplay industry depends on the widespread market acceptance of microdisplay systems products. The market for microdisplays is emerging. Our success will depend on consumer acceptance of microdisplays as well as the success of the commercialization of the microdisplay market. As an OEM supplier, our customer's products must also be well accepted. At present, it is difficult to assess or predict with any assurance the potential size, timing and viability of market opportunities for our technology in this market. The viewfinder microdisplay market sector is well established with entrenched competitors who we must displace.

The microdisplay systems business is intensely competitive. We do business in intensely competitive markets that are characterized by rapid technological change, changes in market requirements and competition from both other suppliers and our potential OEM customers. Such markets are typically characterized by price erosion. This intense competition could result in pricing pressures, lower sales, reduced margins, and lower market share. Our ability to compete successfully will depend on a number of factors, both within and outside our control. We expect these factors to include the following: our success in designing, manufacturing and delivering expected new products, including those implementing new technologies on a timely basis; our ability to address the needs of our customers and the quality of our customer services; the quality, performance, reliability, features, ease of use and pricing of our products; successful expansion of our manufacturing capabilities; our efficiency of production, and ability to manufacture and ship products on time; the rate at which original equipment manufacturing customers incorporate our product solutions into their own products; the market acceptance of our customers' products; and product or technology introductions by our competitors. Our competitive position could be damaged if one or more potential OEM customers decide to manufacture their own microdisplays, using OLED or alternate technologies. In addition, our customers may be reluctant to rely on a relatively small company such as eMagin for a critical component. We cannot assure you that we will be able to compete successfully against current and future competition, and the failure to do so would have a materially adverse effect upon our business, operating results and financial condition.

The display industry is cyclical. The display industry is characterized by fabrication facilities that require large capital expenditures and long lead times go construct leading to frequent mismatches between supply and demand. The OLED microdisplay sector may experience overcapacity if and when all of the facilities presently in the planning stage come on line leading to a difficult market in which to sell our products.

Competing products may get to market sooner than ours. Our competitors are investing substantial resources in the development and manufacture of microdisplay systems using alternative technologies such as reflective liquid crystal displays (LCDs), LCD-on-Silicon ("LCOS") microdisplays, active matrix electroluminescence and scanning image systems, and transmissive active matrix LCDs.

Our competitors have many advantages over us. As the microdisplay market develops, we expect to experience intense competition from numerous domestic and foreign companies including well-established corporations possessing worldwide manufacturing and production facilities, greater name recognition, larger retail bases and significantly greater financial, technical, and marketing resources than us, as well as from emerging companies attempting to obtain a share of the various markets in which our microdisplay products have the potential to compete.

Our products are subject to lengthy OEM development periods. We plan to sell most of our microdisplays to OEMs who will incorporate them into products they sell. OEMs determine during their product development phase whether they will incorporate our products. The time elapsed between initial sampling of our products by OEMs, the custom design of our products to meet specific OEM product requirements, and the ultimate incorporation of our products into OEM consumer products is significant. If our products fail to meet our OEM customers' cost, performance or technical requirements or if unexpected technical challenges arise in the integration of our products into OEM consumer products, our operating results could be significantly and adversely affected. Long delays in achieving customer qualification and incorporation of our products could adversely affect our business.

Our products will likely experience rapidly declining unit prices. In the markets in which we expect to compete, prices of established products tend to decline significantly over time. In order to maintain our profit margins over the long term, we believe that we will need to continuously develop product enhancements and new technologies that will either slow price declines of our products or reduce the cost of producing and delivering our products. While we anticipate many opportunities to reduce production costs over time, there can be no assurance that these cost reduction plans will be successful. We may also attempt to offset the anticipated decrease in our average selling price by introducing new products, increasing our sales volumes or adjusting our product mix. If we fail to do so, our results of operations would be materially and adversely affected

Risks Related To Manufacturing

We expect to depend on semiconductor contract manufacturers to supply our silicon integrated circuits and other suppliers of key components, materials and services. We do not manufacture our silicon integrated circuits on which we incorporate the OLED. Instead, we expect to provide the design layouts to semiconductor contract manufacturers who will manufacture the integrated circuits on silicon wafers. We also expect to depend on suppliers of a variety of other components and services, including circuit boards, graphic integrated circuits, passive components, materials and chemicals, and equipment support. Our inability to obtain sufficient quantities of high quality silicon integrated circuits or other necessary components, materials or services on a timely basis could result in manufacturing delays, increased costs and ultimately in reduced or delayed sales or lost orders which could materially and adversely affect our operating results.

The manufacture of OLED-on-silicon is new and OLED microdisplays have not been produced in significant quantities. We expect to begin commercial production during 2003 and 2004 to meet anticipated demand for our products. If we are unable to produce our products in sufficient quantity, we will be unable to attract customers. In addition, we cannot assure you that once we commence volume production we will attain yields at high throughput that will result in profitable gross margins or that we will not experience manufacturing problems which could result in delays in delivery of orders or product introductions.

We are dependent on a single manufacturing line. We initially expect to manufacture our products on a single manufacturing line. If we experience any significant disruption in the operation of our manufacturing facility or a serious failure of a critical piece of equipment, we may be unable to supply microdisplays to our customers. For this reason, some OEMs may also be reluctant to commit a broad line of products to our microdisplays without a second production facility in place. Interruptions in our manufacturing could be caused by manufacturing equipment problems, the introduction of new equipment into the manufacturing process or delays in the delivery of new manufacturing equipment. Lead-time for delivery of manufacturing equipment can be extensive. No assurance can be given that we will not lose potential sales or be unable to meet production orders due to production interruptions in our manufacturing line. In order to meet the requirements of certain OEMs for multiple manufacturing sites, we will have to expend capital to secure additional sites and may not be able to manage multiple sites successfully.

Risks Related To Our Business

Our success depends in a large part on the continuing service of key personnel. Changes in management could have an adverse effect on our business. We are dependent upon the active participation of several key management personnel including Gary W. Jones, our Chief Executive Officer. This is especially an issue while the company staffing is small. We will also need to recruit additional management in order to expand according to our business plan. The failure to attract and retain additional management or personnel could have a material adverse effect on our operating results and financial performance.

Our success depends on attracting and retaining highly skilled and qualified technical and consulting personnel. We must hire highly skilled technical personnel as employees and as independent contractors in order to develop our products. The competition for skilled technical employees is intense and we may not be able to retain or recruit such personnel. We must compete with companies that possess greater financial and other resources than we do, and that may be more attractive to potential employees and contractors. To be competitive, we may have to increase the compensation, bonuses, stock options and other fringe benefits offered to employees in order to attract and retain such personnel. The costs of retaining or attracting new personnel may have a materially adverse affect on our business and our operating results. In addition, difficulties in hiring and retaining technical personnel could delay the implementation of our business plan.

Our business depends on new products and technologies. The market for our products is characterized by rapid changes in product, design and manufacturing process technologies. Our success depends to a large extent on our ability to develop and manufacture new products and technologies to match the varying requirements of different customers in order to establish a competitive position and become profitable. Furthermore, we must adopt our products and processes to technological changes and emerging industry standards and practices on a cost-effective and timely basis. Our failure to accomplish any of the above could harm our business and operating results.

We generally do not have long-term contracts with our customers. Our business is operated on the basis of short-term purchase orders and we cannot guarantee that we will be able to obtain long-term contracts for some time. Our current purchase agreements can be cancelled or revised without penalty or a minimal penalty, depending on the circumstances. In the absence of a backlog of orders that can only be canceled with penalty, we plan production on the basis of internally generated forecasts of demand, which makes it difficult to accurately forecast revenues. If we fail to accurately forecast operating results, out business may suffer and the value of your investment in the Company may decline.

Our business strategy may fail if we cannot continue to form strategic relationships with companies that manufacture and use products that could incorporate our OLED-on-silicon technology. Our prospects will be significantly affected by our ability to develop strategic alliances with OEMs for incorporation of our OLED-on-silicon technology into their products. While we intend to continue to establish strategic relationships with manufacturers of electronic consumer products, personal computers, chipmakers, lens makers, equipment makers, material suppliers and/or systems assemblers, there is no assurance that we will be able to continue to establish and maintain strategic relationships on commercially acceptable terms, or that the alliances we do enter in to will realize their objectives. Failure to do so would have a material adverse effect on our business.

We may need to obtain additional financing, which may not be available on suitable terms, and as a result our ability to grow or continue existing operations may be limited. Our future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including our success in completing the development of our products, manufacturing and marketing our products and competing technological and market developments. We may not be able to generate sufficient cash from our operations to meet additional working capital requirements, support additional capital expenditures or take advantage of acquisition opportunities. In addition, substantial additional capital may be required in the future to fund product development and product launches. No assurance can be given that such additional financing will be available or that, if available, such financing will be obtainable on terms favorable to our shareholders or us. To the extent we raise additional capital by issuing equity or securities convertible into equity, our current shareholders will suffer dilution in ownership. If needed capital is unavailable, our ability to continue to operate and grow our business could be adversely affected. Even if capital is available at acceptable cost, we might not be able to manage growth effectively.

Our business depends to some extent on international transactions. We purchase needed materials from companies located abroad and may be adversely affected by political and currency risk, as well as the additional costs of doing business with a foreign entity. Some customers in other countries have longer receivable periods or warranty periods. In addition, many of the OEMs that are the most likely long-term purchasers of our microdisplays are located abroad exposing us to additional political and currency risk. We may find it necessary to locate manufacturing facilities abroad to be closer to our customers which could give expose us to various risks including management of a multi-national organization, the complexities of complying with foreign law and custom, political instability and the complexities of taxation in multiple jurisdictions.

Our business may expose us to product liability claims. Our business exposes us to potential product liability claims. Although no such claim has been brought against us to date, and to our knowledge no such claim is threatened or likely, we may face liability to product users for damages resulting from the faulty design or manufacture of our products. While we plan to maintain product liability insurance coverage, there can be no assurance that product liability claims will not exceed coverage limits, fall outside the scope of such coverage, or that such insurance will continue to be available at commercially reasonable rates, if at all.

Our business is subject to environmental regulations and possible liability arising from potential employee claims of exposure to harmful substances used in the development and manufacture of our products. We are subject to various governmental regulations related to toxic, volatile, experimental and other hazardous chemicals used in our design and manufacturing process. Our failure to comply with these regulations could result in the imposition of fines or in the suspension or cessation of our operations. Compliance with these regulations could require us to acquire costly equipment or to incur other significant expenses. We develop, evaluate and utilize new chemical compounds in the manufacture of our products. While we attempt to ensure that our employees are protected from exposure to hazardous materials we cannot assure you that potentially harmful exposure will not occur or that we will not be liable to employees as a result.

Risks Related To Our Stock

The substantial number of shares that are or will be eligible for sale could cause our common stock price to decline even if the Company is successful. Sales of significant amounts of common stock in the public market, or the perception that such sales may occur, could materially affect the market price of our common stock. These sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. As of December 2, 2003, we have outstanding options to purchase 12,188,320 shares. There are also outstanding warrants to purchase 12,986,221 shares of common stock. In addition, there are 10,107,207 shares underlying secured notes, which may be issued upon conversion of such notes. Exercise of options and warrants or conversion of the secured notes is not certain, even if the share price increases substantially. If the options and warrants were to be exercised or the secured notes were to be converted, it would result in additional outstanding common shares.

We have a staggered Board of Directors and other anti-takeover provisions, which could inhibit potential investors or delay or prevent a change of control that may favor you. Our Board of Directors is divided into three classes and our Board members are elected for terms that are staggered. This could discourage the efforts by others to obtain control of the company. Some of the provisions of our certificate of incorporation, our bylaws and Delaware law could, together or separately, discourage potential acquisition proposals or delay or prevent a change in control. In particular, our board of directors is authorized to issue up to 10,000,000 shares of preferred stock (less any outstanding shares of preferred stock) with rights and privileges that might be senior to our common stock, without the consent of the holders of the common stock.

                              Selling Stockholders

     The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants and options.

Of the 5,855,244 options, 4,523,879 were granted in 2002 and issued into the 2003 Employee Stock Option Plan in July of 2003. WITH THE EXECPTION OF 115,000, ALL OF THESE OPTIONS WERE PREVIOUSLY REPORTED IN PRIOR QUARTERS.


     The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

                                   Shares Beneficially Owned                            Shares Beneficially Owned
                               ---------------------------------                      ------------------------------
                                     Prior to the Offering                                  After the Offering
                               ---------------------------------                      ------------------------------
                Name                     Number           Percent            Total            Number      Percent
                                                                        Shares Offered
       Gary W. Jones (1)                8,509,971          17.1%           4,551,464        3,958,507      8.7%
       Susan K. Jones (1)               8,509,971          17.1%           4,551,464        3,958,507      8.7%
       K. C. Park (2)                   1,241,369           2.8%             924,197          317,172        *
       Jack Rivkin (3)                  1,098,129           2.5%             124,167          973,962      2.3%
       Claude Charles (4)                 266,112             *              118,334          147,778        *
       Paul  Cronson (5)                  172,915             *               43,750          129,165        *
       Jack Goldman (6)                    31,666             *               31,666            - 0 -        *
       Adm Thomas Paulsen (7)              30,833             *               30,833            - 0 -        *
       Jill Wittels (8)                    30,833             *               30,833            - 0 -        *


* Less than one percent.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares, which the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the debentures and exercise of the debenture warrants is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table.

     (1) This figure represents the following securities owned by Gary Jones and Susan Jones who are married to each other, including (i) 1,051,060 shares of common stock, (ii) 4,253,270 shares of common stock issuable upon exercise of stock options held by Gary Jones, all of which are currently exercisable at $0.18-$1.25 and (iii) 3,205,641 shares of common stock issuable upon exercise of stock options held by Susan Jones, all of which are currently exercisable at $0.18-$1.72. Does not include 3,104 shares of common stock issuable upon exercise of stock options held by Susan Jones that are not presently exercisable and are not exercisable within 60 days of December 2, 2003.
     (2) Represents shares of common stock underlying options exercisable at $0.18-$1.72. Does not include 1,178 shares of common stock issuable upon exercise of stock options that are not presently exercisable and are not exercisable within 60 days of December 2, 2003.
     (3) Represents (i) 91,107 shares of common stock underlying warrants exercisable at $0.55 per share; (ii) 212,826 shares of common stock underlying warrants exercisable at $0.8110 per share; (iii) 395,278 shares of common stock underlying options exercisable at $0 21-$2.25 per share and (iv) 398,918 shares of common stock underlying convertible debt. Does not include 23,055 shares of common stock issuable upon exercise of stock options that are not presently exercisable and are not exercisable within 60 days of December 2, 2003.
     (4) Represents shares of common stock underlying options, exercisable at $0.21-$2.25. Does not include 18,888 shares of common stock issuable upon exercise of stock options that are not presently exercisable and are not exercisable within 60 days of December 2, 2003.
     (5) Represents (i) 129,165 shares of common stock underlying warrants exercisable at $0.97 per share and (ii) 43,750 shares of common stock underlying options exercisable at $0.56 per share. Does not include 31,250 shares of common stock issuable upon exercise of stock options that are not presently exercisable and are not exercisable within 60 days of December 2, 2003.
     (6) Represents shares of common stock underlying options, exercisable at $0.56-$1.50. Does not include 43,334 shares of common stock issuable upon exercise of stock options that are not presently exercisable and are not exercisable within 60 days of December 2, 2003.
     (7) Represents shares of common stock underlying options, exercisable at $0.67-$1.50. Does not include 34,167 shares of common stock issuable upon exercise of stock options that are not presently exercisable and are not exercisable within 60 days of December 2, 2003.
     (8) Represents shares of common stock underlying options, exercisable at $0.59-$1.50. Does not include 34,167 shares of common stock issuable upon exercise of stock options that are not presently exercisable and are not exercisable within 60 days of December 2, 2003.

                              Plan of Distribution

     Sales of the shares may be effected by or for the account of the selling stockholders from time to time in transactions (which may include block transactions) on The American Stock Exchange, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices. The selling stockholders may effect such transactions by selling the shares directly to purchasers, through broker-dealers acting as agents of the selling stockholders, or to broker-dealers acting as agents for the selling stockholders, or to broker-dealers who may purchase shares as principals and thereafter sell the shares from time to time in transactions (which may include block transactions) on The American Stock Exchange, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

     We have agreed to bear all expenses of registration of the shares other than legal fees and expenses, if any, of counsel or other advisors of the selling stockholders. The selling stockholders will bear any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of their shares.

         We have agreed to indemnify the selling stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect thereof.

                     Interests of Named Experts and Counsel

     The validity of the shares of common stock offered hereby will be passed upon for the Registrant by Sichenzia Ross Friedman Ference LLP, 1065 Avenue of the Americas, 21st Floor, New York, NY 10018.

                      Information Incorporated by Reference

     The Securities and Exchange Commission allows us to incorporate by reference certain of our publicly-filed documents into this prospectus, which means that such information is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders have sold all of the shares offered hereby or such shares have been deregistered.

The following documents filed with the SEC are incorporated herein by reference:


     o Reference is made to the Registrant's annual report on Form 10-K for the year ended December 31, 2002, as filed with the SEC on April 15, 2003, which is hereby incorporated by reference.

     o Reference is made to the Registrant's quarterly reports on Form 10-QSB for the fiscal 2003 to date, as filed with the SEC under file number 001-15751, which is hereby incorporated by reference.

     o Reference is made to the Registrant's current reports on Form 8-K filed with the Commission under file number 001-15751 for the fiscal year 2002 to date.

     o The description of the Registrant's common stock is incorporated by reference to the Registrant's Registration Statement on Form 10-SB, as filed with the Commission under file number 000-24757 on January 23, 1996.

     We will provide without charge to each person to whom a copy of this prospectus has been delivered, on written or oral request a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents. Written or oral requests for such copies should be directed to Mr. Gary W. Jones, EMagin Corporation, 2070 Route 52, Hopewell Junction, New York 12533.

            Disclosure Of Commission Position On Indemnification For
                           Securities Act Liabilities

     EMagin's Articles of Incorporation, as amended, provide to the fullest extent permitted by Delaware law, a director or officer of EMagin shall not be personally liable to EMagin or its shareholders for damages for breach of such director's or officer's fiduciary duty. The effect of this provision of EMagin's Articles of Incorporation, as amended, is to eliminate the right of EMagin and its shareholders (through shareholders' derivative suits on behalf of EMagin) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. EMagin believes that the indemnification provisions in its Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to its directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, EMagin has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                     Additional Information Available to You

     This prospectus is part of a Registration Statement on Form S-8 that we filed with the SEC. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the Registration Statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's World Wide Web site at http://www.sec.gov. Our common stock is listed on The American Stock Exchange.

     No dealer, salesperson or other person is authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by any person in any jurisdiction where such offer or solicitation is not authorized or is unlawful. Neither delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our company since the date hereof.



                            ------------------------
                        5,855,244 SHARES OF COMMON STOCK
                                 ---------------
                                   PROSPECTUS
                                 ---------------

                                December 8, 2003

                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

     Information required by Part I of Form S-8 to be contained in a prospectus meeting the requirements of Section 10(a) of the Securities Act of 1933, as amended (the "Securities Act"), is not required to be filed with the Securities and Exchange Commission and is omitted from this registration statement in accordance with the explanatory note to Part I of Form S-8 and Rule 428 of the Securities Act.


                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference.

         The Registrant hereby incorporates by reference into this Registration Statement the documents listed below. In addition, all documents subsequently filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents:

     o Reference is made to the Registrant's annual report on Form 10-K for the year ended December 31, 2002, as filed with the SEC on April 15, 2003, which is hereby incorporated by reference.

     o Reference is made to the Registrant's quarterly reports on Form 10-QSB for the fiscal 2003 to date, as filed with the SEC under file number 001-15751, which is hereby incorporated by reference.

     o Reference is made to the Registrant's current reports on Form 8-K filed with the Commission under file number 001-15751 for the fiscal year 2002 to date.

     o The description of the Registrant's common stock is incorporated by reference to the Registrant's Registration Statement on Form 10-SB, as filed with the Commission under file number 000-24757 on January 23, 1996.

Item 4.  Description of Securities.

         Not Applicable.

Item 5.  Interests of Named Experts and Counsel.

         The validity of the shares of common stock offered hereby will be passed upon for the Registrant by Sichenzia Ross Friedman Ference LLP, 1065 Avenue of Americas, 21st flr., New York, NY 10018.

Item 6.  Indemnification of Directors and Officers.

         The Registrant's Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Registrant's Bylaws provided that the Registrant shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by Delaware law.

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he or she was a director, officer employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7.  Exemption from Registration Claimed.

         Not Applicable.

Item 8.  Exhibits.

         EXHIBIT
         NUMBER                  EXHIBIT
          4.1                    2003 Stock Option Plan
          4.2                    Compensation Agreement dated November 18, 2003 - Spike Anderson
          5.1                    Opinion of Sichenzia Ross Friedman Ference LLP
         23.1                    Consent of Sichenzia Ross Friedman Ference LLP is contained in Exhibit 5.1
         23.2                    Consent of Grant Thornton


Item 9.  Undertakings.

          (a)  The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                    Statement:

                    To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hopewell Junction, State of New York on December 8, 2003.


                                            EMAGIN CORPORATION

                                            By:  /s/ Gary Jones
                                                 ---------------
                                                     Gary Jones
                                            President and Chief Executive Office
                                            and Director (Principal Executive
                                            Officer), Acting Principal
                                            Accounting Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

  Signature                               Title                         Date
  ---------                              -----                         ----

/s/ Claude Charles                      Director                December 8, 2003
------------------
Claude Charles

/s/ Paul Cronson                        Director                December 8, 2003
----------------
Paul Cronson

/s/ Jack Rivkin                         Director                December 8, 2003
----------------
Jack Rivkin

/s/ Jack Goldman                        Director                December 8, 2003
----------------
Jack Goldman

/s/ Dr. Jill Wittels                    Director                December 8, 2003
--------------------
Dr. Jill Wittels

/s/ Rear Admiral Thomas Paulsen, USN    Director                December 8, 2003
------------------------------------
Rear Admiral Thomas Paulsen, USN


         EXHIBIT
         NUMBER       EXHIBIT

          4.1         2003 Stock Option Plan

          4.2         Compensation Agreement dated November 18, 2003 - Spike Anderson

          5.1         Opinion of Sichenzia Ross Friedman Ference LLP

         23.1         Consent of Sichenzia Ross Friedman Ference LLP is contained in Exhibit 5.1.

         23.2         Consent of Grant Thornton

         24.1         Power of Attorney (included in the Signature Page).
